As filed with the Securities and Exchange Commission on February 24, 2014

Registration No. 333-192679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LUMENIS LTD.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	3845	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Lumenis Ltd.
6 Hakidma Street
Yokneam Northern Industrial Park,
Yokneam 2069204, Israel
+972-4-959-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lumenis Inc.
2033 Gateway Place
San Jose, CA 95110
408-764-3000

(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Phyllis G. Korff, Esq. Yossi Vebman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Tel: 212-735-3000 Fax: 212-735-2000	Dan Shamgar, Adv. David S. Glatt, Adv. Jonathan M. Nathan, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100	Colin J. Diamond, Esq. Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: 212-819-8200 Fax: 212-354-8113	Chaim Friedland, Adv. Ari Fried, Adv. Gornitzky & Co. Zion House, 45 Rothschild Blvd. Tel Aviv 6578403, Israel Tel: +972-3-710-9191 Fax: +972-3-560-6555

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The purpose of this Amendment No. 3 to Form F-1 Registration Statement (No. 333-192679) is to file Exhibit 1.1 (the Form of Underwriting Agreement) and to reflect such filing in the Index to Exhibits. No change is made to the preliminary prospectus constituting Part I of the Registration Statement or Items 6, 7, or 9 of Part II of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors, officers and employees

Consistent with the provisions of the Companies Law, our amended and restated articles of association include provisions permitting us to procure insurance coverage for our office holders, exculpate them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law and following the recently adopted Companies Law amendment, exculpation from liability, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, in specified circumstances, by our shareholders.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of his or her duty of care to the company or to another person;
•	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and
•	a financial liability imposed upon him or her in favor of another person.

We currently have directors’ and officers’ liability insurance providing total coverage of $15 million for the benefit of all of our directors and officers, in respect of which we paid an eighteen-month premium of approximately $86,000, which expires January 31, 2015. In connection with this offering, we are reviewing the terms and coverage of our insurance policy and will seek appropriate additional coverage.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

•	a financial liability imposed on him or her in favor of another person by any court judgment concerning an act performed in his or her capacity as an office holder;
•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that are instituted on the company’s behalf, or that another person institutes against him or her; (ii) a criminal charge of which he or she was acquitted; or (iii) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought; and
•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) with respect to a monetary sanction.

Our amended and restated articles of association allow us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with the maximum indemnification permitted under applicable law.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (b) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (c) any action taken with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

The foregoing descriptions are general summaries only, and are qualified entirely by reference to the full text of the Companies Law, as well as of our amended and restated articles of association and our form of indemnification agreement, which are exhibits to the registration statement of which this prospectus forms a part and are incorporated herein by reference.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years (that is, since January 1, 2011, up to the date of this registration statement) which were not registered under the Securities Act:

•	On November 7, 2011, Viola-LM exercised, on a cashless basis, an aggregate of 1,404,319 warrants to purchase ordinary shares that it held. The exercise resulted in the issuance by the company to Viola-LM of an aggregate of 239,199 ordinary shares. The number of ordinary shares that were issued to Viola-LM was determined based on the excess of the deemed fair market value of the Company's ordinary shares (which were valued at $10.29 per ordinary share based on an independent valuation obtained by our company, which was approved on February 19, 2012 by a special committee of our board of directors) at the time over the $8.53 exercise price of the warrants.
•	Also on November 7, 2011, XT Hi-Tech exercised, on a cashless basis, an aggregate of 1,095,682 warrants to purchase ordinary shares that it held, of which 125,000 warrants were held in trust for third parties pursuant to a trust agreement. The exercise resulted in the issuance by the company to XT Hi-Tech of an aggregate of 186,629 ordinary shares, of which 21,292 ordinary shares are held in trust for third parties pursuant to the foregoing trust agreement. The number of ordinary shares that were issued to XT Hi-Tech Investments (1992) Ltd. was determined based on the excess of the deemed fair market value of the ordinary shares (which were valued at $10.29 per ordinary share based on an independent valuation obtained by the company, which was approved on February 19, 2012 by a special committee of our board of directors) at the time over the $8.53 exercise price of the warrants.

We claimed exemption for the issuances of all shares issued upon such warrant exercises based on Regulation S under the Securities Act or Section 4(a)(2) under the Securities Act. No underwriters were employed in connection with the foregoing warrant exercises.

•	Since January 2011 and until January 31, 2014, we granted share options to employees, directors and consultants under our stock option plans covering an aggregate of 1,763,314 ordinary shares, with exercise prices ranging from $10.29 to $10.80 per share. As of the date of this registration statement, none of these options have been exercised, while 116,549 of these options have been forfeited and cancelled without being exercised.

We claimed exemption from registration under the Securities Act for the option grants described above under Regulation S under the Securities Act or under Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation. No underwriters were employed in connection with the foregoing option grants and exercises.

Item 8. Exhibits and financial statement schedules

(a)	Exhibits

Exhibit no.	Description of exhibit
1.1	Form of Underwriting Agreement by and among Lumenis Ltd., the selling shareholders and the underwriters named therein*
3.1	Articles of Association of Lumenis Ltd., as amended and restated (incorporated by reference Appendix A to the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1(a) to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)
3.2	Memorandum of Association of Lumenis Ltd., as amended on July 26, 2001 (English translation) (incorporated by reference to Exhibit 3.1 to the Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002)
3.3	Amendment to Memorandum of Association, adopted by Lumenis Ltd.’s shareholders on January 30, 2014 (incorporated by reference to Appendix B to the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1(b) to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)
4.1	Specimen ordinary B share certificate†
5.1	Opinion of Meitar Liquornik Geva Leshem Tal as to the validity of the ordinary shares (including consent)†
10.1	Lease Agreement, dated as of September 27, 2006, between Ascend Realty Investments LLC and Lumenis Holdings Inc. with respect to the Salt Lake City facility (incorporated by reference to Exhibit 4.19 to the exhibit to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)
10.2	Construction and Lease Agreement, dated January 8, 2008, between Industrial Buildings Corporation Ltd. and Lumenis Ltd. (English Translation) with respect to new facilities in Yokneam, Israel (incorporated by reference to Exhibit 4.(b)6 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 25, 2008)
10.3	Letter Agreement with Bank Hapoalim B.M, dated June 17, 2003 (incorporated by reference to Exhibit 10.5 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)
10.4	Stock Pledge Agreement, dated as of July 1, 2003, between Bank Hapoalim B.M. and Lumenis Ltd. (incorporated by reference to Exhibit 10.6 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)
10.5	Stock Pledge Agreement, dated as of July 1, 2003, between Bank Hapoalim B.M. and Lumenis Holdings Inc. (incorporated by reference to Exhibit 10.7 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 19, 2003)

Exhibit no.	Description of exhibit
10.5	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the SEC on November 19, 2003)
10.6	Restructuring Agreement, dated as of September 29, 2006, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.21 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)
10.7	Amendment No. 1 to Restructuring Agreement, dated as of December 5, 2006, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.22 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)
10.8	Amendment No. 2 to Restructuring Agreement, dated June 25, 2008, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 25, 2008)
10.9	Amendment to Amendment No. 2 to Restructuring Agreement, dated November 10, 2008, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)14 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.10	Amendment No. 2 to Amendment No. 2 to Restructuring Agreement, dated February 22, 2009, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.11	Letter of Waiver from Bank Hapoalim B.M., dated June 17, 2009 (incorporated by reference to Exhibit 4.(b)16 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.12	Amendment No. 3 to Restructuring Agreement, dated June 30, 2009, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)17 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.13	Amendment No. 4 to Restructuring Agreement, dated January 24, 2010, between Lumenis Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)18 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on April 6, 2010)
10.14	Financial Covenants Letter, dated November 6, 2011, from Lumenis Ltd. to Bank Hapoalim B.M., confirmed and acknowledged by Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b).19 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 28, 2012)
10.15	Amendment to Restructuring Agreement, dated June 28, 2012, between Lumenis Ltd. and Bank Hapoalim B.M (incorporated by reference to Exhibit 4.b(19) to the Registrant's annual report on Form 20-F, filed with the SEC on March 28, 2013)
10.16	Amendment to Restructuring Agreement, dated December 24, 2012, between Lumenis Ltd. and Bank Hapoalim B.M (including a Financial Covenants Letter dated December 24, 2012) (incorporated by reference to Exhibit 4.b(20) to the Registrant's annual report on Form 20-F, filed with the SEC on March 28, 2013)
10.17	Purchase Agreement, dated as of September 30, 2006, by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.) and LM (GP) L.P. (incorporated by reference to Exhibit 4.20 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)

Exhibit no.	Description of exhibit
10.18	Form of Purchase Agreements, dated June 21, 2009, between Lumenis Ltd. and each of (1) Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), (2) LM Partners L.P. (now known as Viola-LM Partners L.P.) and (3) Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. (incorporated by reference to Exhibit 4.(b)19 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.19	Registration Rights Agreement, dated as of December 5, 2006, by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.), LM Partners L.P. (now known as Viola-LM Partners L.P.) and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.23 to the Registrant’s registration statement on Form 20-F, filed with the SEC on May 1, 2007)
10.20	Amendment No. 1 to Registration Rights Agreement, dated June 25, 2009, by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.) and LM Partners L.P. (now known as Viola-LM Partners L.P.) (incorporated by reference to Exhibit 4.(b)21 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.21	Form of Amendment No. 2 to Registration Rights Agreement, by and among Lumenis Ltd., Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.) and LM Partners L.P. (now known as Viola-LM Partners L.P.) (incorporated by reference to Appendix D to the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1(d) to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)
10.22	Amended and Restated Warrant No. 5 to purchase 9,411,300 ordinary shares on or before June 30, 2014, dated June 30, 2009, issued by Lumenis Ltd. to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)22 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.23	Amended and Restated Warrant No. 6 to purchase 2,500,000 ordinary shares on or before June 30, 2014, dated June 30, 2009, issued by Lumenis Ltd. to Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.(b)23 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.24	Warrant No. 9 to purchase 11,936,707 ordinary shares on or before December 5, 2011, dated June 4, 2007, issued by Lumenis Ltd. to LM Partners L.P. (now known as Viola-LM Partners L.P.) (incorporated by reference to Exhibit 4.(b)24 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.25	Warrant No. 10 to purchase 9,313,293 ordinary shares on or before December 5, 2011, dated June 4, 2007, issued by Lumenis Ltd. to Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.) (incorporated by reference to Exhibit 4.(b)25 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009)
10.26	Form of 2009 Warrant (Warrants Nos. 11 and 13 through 20 to purchase an aggregate of 6,818,183 ordinary shares), dated June 25, 2009, issued by Lumenis Ltd. to: (1) Ofer Hi-Tech Investments Ltd. (now known as XT Hi-Tech Investments (1992) Ltd.); (2) LM Partners L.P. (now known as Viola-LM Partners L.P.); (3) Agate Medical Investments (Cayman) L.P.; and (4) Agate Medical Investments L.P. (some of the 2009 Warrants held by XT Hi-Tech Investments (1992) Ltd. were distributed by it in January 2014 from a trust in which they were held to the beneficiaries of such trust (incorporated by reference to Exhibit 4.(b)26 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009))
10.27	Consulting Agreement, dated June 13, 2012, between Lumenis Ltd. and Amit Management and Consulting Ltd., relating to services to be provided by Mr. Arie Weisberg. (incorporated by reference to Exhibit 4.b(33) to the Registrant's annual report on Form 20-F, filed with the SEC on March 28, 2013)

Exhibit no.	Description of exhibit
10.28	2000 Share Option Plan, as amended September 30, 2006 (incorporated by reference to Exhibit 4.2 to a Post-Effective Amendment to the Registrant’s registration statement on Form S-8, File No. 333-148460, filed with the SEC on April 2, 2008)
10.29	Israel 2003 Share Option Plan, as amended May 27, 2003 (incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement for its 2003 Annual Meeting of Shareholders, filed with the SEC under cover of Schedule 14A on April 30, 2003)
10.30	2007 Share Incentive Plan, as amended on May 31, 2012 (incorporated by reference to Exhibit 4.c(3) to the Registrant's annual report on Form 20-F, filed with the SEC on March 28, 2013)
10.31	Amendments to 2007 Shares Incentive Plan adopted on January 30, 2014 (incorporated by reference to Proposal 6 of the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)
10.32	Form of Indemnification Agreement for directors and certain members of senior management (incorporated by reference to Appendix C to the Registrant’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1(c) to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014)
21.1	List of subsidiaries (incorporated by reference to Exhibit 8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on March 28, 2013)
23.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, independent registered public accounting firm†
23.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm†
23.3	Consent of Meitar Liquornik Geva Leshem Tal (contained in Exhibit 5.1)†
24.1	Power of Attorney (included on signature page to Registration Statement)†
101	Interactive Data File†

*	Filed herewith.
†	Previously filed.
(b)	Financial Statement Schedules

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the several underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the several underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To provide the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yokneam, State of Israel on this 24th day of February, 2014.

LUMENIS LTD.

By:	/s/ Zipora Ozer-Armon Name: Zipora Ozer-Armon Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Zipora Ozer-Armon Zipora Ozer-Armon	Chief Executive Officer (Principal Executive Officer)	February 24, 2014
* Ophir Yakovian	Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2014
* Harel Beit-On	Chairman of the Board	February 24, 2014
* Yoav Doppelt	Director	February 24, 2014
* Naftali (Tali) Idan	Director	February 24, 2014
* Talia Livni	Director	February 24, 2014
* Arie Weisberg	Director	February 24, 2014
* Shlomo Yanai	Director	February 24, 2014
*By:	/s/ Zipora Ozer-Armon Name: Zipora Ozer-Armon Title: Attorney-in-fact

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES:

Lumenis Inc.

By:	/s/ Zipora Ozer-Armon Name: Zipora Ozer-Armon Title: President & CEO

Date: February 24, 2014